Filed pursuant to Rule 433
July 10, 2006
Relating to Preliminary Pricing Supplement No. 343 to
Registration Statement No. 333-89136
Dated September 17, 2003

ABN AMRO Bank N.V. Principal Protected Notes
Preliminary Pricing Sheet – July 10, 2006

Rogers International Commodity Index®–Agriculture Excess Return Linked Notes due February 9, 2010

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa3, S&P AA)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	3.5 Year Principal Protected Notes linked to the Rogers International Commodity Index ® -Agriculture Excess Return due February 9, 2010 (the “Securities”)
Underlying index:	Rogers International Commodity Index ® -Agriculture Excess Return (Bloomberg code: RICIAGER <Index>)
Coupon:	None. The Securities do not pay interest.
Denominations:	$1,000
Issue Size:	TBD
Issue Price:	100%
Payment at Maturity:	At maturity you will receive for each $1,000 principal amount of Security the sum of (1) the principal amount of $1,000 and (2) the Supplemental Redemption Amount.
Supplemental Redemption Amount:

The Supplemental Redemption Amount for each $1,000 principal amount of Security will be equal to the product of (1) the percentage return on the value of the Underlying Index and (2) $1,000, or:

In no event, however, will the Supplemental Redemption Amount for each $1,000 principal amount of Securities be less than zero.

Initial Value:	100% of the closing value of the Underlying Index on the Trade Date
Final Value:	100% of the closing value of the Underlying Index on the Determination Date
Contingent Payment Debt instrument Comparable Yield:	TBD on Trade Date
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00079FRU8 ISIN Code: US00079FRU83

Trustee & Payee Agent:	JPMorgan Chase & Co
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	No sales into The Netherlands or to Dutch persons
Offering Period:	July 10, 2006 to August 4, 2006
Trade Date:	August 4, 2006, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	August 9, 2006
Determination Date:	Three trading days prior to the Maturity Date, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	February 9, 2010 (3.5 years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are medium-term senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to the Underlying Index and have a maturity of three years and six months. The Securities combine certain features of debt and equity by providing for the payment at maturity of principal plus an additional amount based on the percentage increase in value, if any, of the Underlying Index over the term of the Securities. Unlike ordinary debt securities, however, the Securities do not pay interest.

What will I receive at maturity of the Securities and how is this amount calculated?

     At maturity you will receive, for each $1,000 principal amount of Securities, a cash payment equal to the sum of (1) the principal amount of $1,000 and (2) the Supplemental Redemption Amount, which will in no event be less than zero.

     The Supplemental Redemption Amount for each Security will be equal to the product of (1) the percentage change in the value of the Underlying Index and (2) $1,000, or:

     The Supplemental Redemption Amount will never be less than zero, even if the percentage change in the Underlying Index is less than zero. This means that, regardless of the performance of the Underlying Index over the term of the Securities, you will at least receive at maturity the principal amount of your Securities.

Will I receive interest payments on the Securities?

     No. You will not receive any interest or any other payments on the Securities during the term of the Securities.

Will I get my principal back at maturity?

     Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the Bank’s obligations under the Securities, you will receive your principal back at maturity of the Securities. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of your full principal amount. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the percentage change in the value of the Underlying Index?

     Example 1: If, for example, the Initial Value is 1,000 and the Final Value is 500, the Supplemental Redemption Amount would be calculated as follows:

     Supplemental Redemption Amount =

     Because the Supplemental Redemption Amount is negative in this case, at maturity you would receive only the principal amount of $1,000 per Security.

     Example 2: If, for example, the Initial Value is 1,000 and the Final Value is 1,200, the Supplemental Redemption Amount would be calculated as follows: Supplemental Redemption Amount =

     As a result, you would receive at maturity the principal amount of $1,000 plus a $200 Supplemental Redemption Amount, or a total payment of $1,200 per Security.

     These examples are for illustrative purposes only. It is not possible to predict the closing value of the Underlying Index on the Determination Date.

Do I benefit from any appreciation in the Underlying Index over the life of the Securities?

     Yes. If the Final Value is greater than the Initial Value, you will receive in cash the Supplemental Redemption Amount in addition to the principal amount of the Securities payable at maturity. The Supplemental Redemption Amount represents the appreciation of the value of the Underlying Index over the Initial Value.

What is the Underlying Index?

     The Underlying Index is a composite U.S. dollar based index that is designed to serve as a diversified benchmark for the price movements of agricultural commodities consumed in the global economy. It is a sub-index comprised of the agricultural components of the Rogers International Commodity Index®. You should read “Description of the Underlying Index” in the related Pricing Supplement for additional information regarding the Underlying Index.

     The Underlying Index is overseen and managed by a committee (the "Index Committee"). James B. Rogers, Jr., as the founder and sole owner of the Underlying Index, chairs the Index Committee and controls its decisions. We are one of the five other members of the Index Committee. See “Description of the Underlying Index – The Index Committee” in the related Pricing Supplement.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

If the Final Value of the Underlying Index is equal to or lower than the Initial Value, you will be entitled to receive at maturity only the principal amount of your Securities. In such a case, you will receive no return on your investment in the Securities and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. Moreover, if you sell your Securities prior to maturity in the secondary market, if any, you will receive the market price for the Securities, which may or may not include the return of your full principal amount.

Index Committee

The Underlying Index is overseen and managed by a committee chaired and controlled by James B. Rogers, Jr., the founder and sole owner of the Underlying Index. We are one of the five other members of the committee. The committee has discretion regarding the composition and management of the Underlying Index, including additions, deletions and the weightings of the commodities comprising the Underlying Index, all of which could affect the Underlying Index and, therefore, the value of the Securities.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Accordingly, U.S. taxable investors, regardless of their method of accounting, will be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related pricing supplement. Additionally, investors are urged to consult their tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and their particular situation.

Index Disclaimer

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index® -Agriculture Excess Return” and “RICI®-A Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered service marks of Beeland Interests, Inc. (“Beeland Interests”), which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr.

The Securities are not sponsored, endorsed, sold or promoted by Beeland Interests or Diapason Commodities Management S.A. (“Diapason”). Neither Beeland Interests nor Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this Pricing Supplement, or the advisability of investing in securities or commodities generally, or in the Securities or in futures particularly.

NEITHER BEELAND INTERESTS NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE RICI® OR THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF ANY SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI® OR THE UNDERLYING INDEX, ANY DATA INCLUDED THEREIN OR THE SECURITIES. NEITHER BEELAND INTERESTS, NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING INDEX, THE RICI®, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, DIAPASON OR ANY OF THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.